

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

February 23, 2009

Dr. Alexander Gak
253 Warren Avenue
Fort Lee, NJ 07024

> **Re: BAETA Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 10, 2009**
> **File No. 333-154243**

Dear Dr. Gak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover

1.   We note your response to prior comment 2. However, your disclosure in the fourth sentence of the third paragraph here continues to indicate that the selling stockholders may sell at prices identified in quotation systems other than the OTC Bulletin Board. Therefore, we reissue prior comment 2.

Hospital-based Pain Monitoring System, page 15

2.   Refer to prior comment 1 and the changes you made to the last sentence of this section. Please tell us the reasons for the delay.

Employees, page 20

3.   We note your deletions here in response to prior comment 5. It is unclear why
        you should not provide disclosure required by Regulation S-K Item 401 as if Mr.
        Rogers and Dr. Bekker were significant employees. See Item 401(c) and Rule
        408.

Selling Stockholders, page 21

4.   Regarding your response to prior comment 7:

        • Please tell us with specificity which provision of which exhibit identified the
          period during which you received the services in exchange for your shares;
          and
        • If you did not receive all of the services at the time you initially filed the
          registration statement, it does not appear that you addressed the concern raised
          in the comment; therefore, we reissue it.

5.   Adding shares to a previously filed registration statement is generally inconsistent
        with the requirement in Section 4(2) of the Securities Act that a transaction not
        involve any public offering. See the reference in Rule 152 to a subsequently filed
        registration statement. It appears from the notes to your selling stockholders'
        table that you have registered for resale in this registration statement numerous
        shares that you believe you issued in transactions that were exempt from
        registration based on Section 4(2) even though the transactions occurred after the
        date on which you first filed this registration statement. It appears that the resale
        of those shares should be removed from this registration statement and instead be
        included in a separate, subsequently filed registration statement. Please revise or
        advise.

Company Relationships with Selling Stockholders, page 27

6.   We note from your disclosure added in response to prior comment 9 that Dr.
        Bekker received 5,000 shares for the initial month of his services. Expand to
        disclose what he received for the remainder of the term for which he provided you
        services. Also clarify how you will rely to a great extent on Dr. Bekker, as noted
        on page 20, given your disclosure here that your consulting contract with him has
        expired. Also file a written summary of that contract as an exhibit.

7.   We note that exhibit 10.4 appears to be a contract to engage Rogers Consulting to
        sell your securities in return for a percentage of the capital raised. Is Rogers
        Consulting a registered broker-dealer? If not, please provide analysis, with
        appropriate cites to authority, to explain why Rogers Consulting is not required to
        register as a broker-dealer.

8.   Please reconcile your disclosure in the first paragraph here and in note 17 on page 26 regarding the term of the agreement pursuant to which you issued 152,000 shares to Mr. Rogers on July 17, 2008. Also revise your disclosure here to completely describe the material features of your agreements with Mr. Rogers, such as the nature of the "executive advisory" and "additional consulting" services he provided to you, the duration of your agreements for those services and the nature and amount of compensation he received.

Former Promoters, page 30

9.   Regarding your response to prior comment 10 and comment 15 in our letter dated November 6, 2008:

- Please expand your disclosure to describe the nature of the services provided to you by Mr. Amato and Ventana Capita. See Regulation S-K Items 404(c)(1)(i) and (ii); and
- Please note that (1) in connection with your filing, we have not made any determinations regarding who is or has been a promoter, and (2) the first sentence of comment 15 in our letter dated November 6, 2008 is a repetition of the statement that was in your document and is not a statement of our conclusions regarding who is or has been a promoter. You are responsible for properly identifying all promoters and providing all required disclosure about them.

Security Ownership of Certain Beneficial Owners and Management, page 32

10.   We note your response to prior comment 16. Please tell us how you determined that you have 21,521,962 shares outstanding as of December 22, 2008. We note that per your disclosure beginning on page 66, the aggregate number of shares issued by you in the unregistered transactions through that date does not appear to equal 21,521,962.

11.   We note footnote 1 to your table. Please clarify how the number of common and preferred shares outstanding as disclosed in that note "represents an aggregate of 21,476,780 voting securities."

Revolving line of credit, page 42

12.   Regarding your response to prior comment 13:

- Please revise your disclosure to clarify the nature of the "line of credit" as mentioned in your response; and

- Note that Rule 406 provides the exclusive means of requesting confidential treatment of information required to be filed as an exhibit to your registration statement. Therefore, please provide us your analysis of whether the guarantee is required to be filed as an exhibit, citing the applicable section of Regulation S–K Item 601 and all other relevant authority on which you rely.

Acquisition of MyHealthID Medical Records System, page 43

13.   Regarding your response to prior comment 11:

- Your disclosure regarding your transactions with Extranome appears to refer to at least five separate agreements—a licensing agreement mentioned on page 16, an "Acquisitions Agreement" mentioned here, a "software development agreement" mentioned here and a "an exclusive Software Agreement" mentioned on page 17. You also refer to a "software contract" on page 68. However, it appears that only one of these agreements has been filed as an exhibit. Please file as exhibits all agreements with Extranome that have not been previously filed and ensure that the material terms of those agreements are disclosed;
- Please reconcile your statement that you merely licensed the system for 25 years with section VI of Exhibit 10.1 which grants you "100%" of the "ownership right and title."
- We note the disclosure here that you issued 60,000 shares to Extranome pursuant to your agreements with that company. Please tell us which part of those agreements required these share issuances. Also clarify how these issuances relate to your obligations under your agreements with Extranome and the total number of shares you may be obligated to issue pursuant to your agreements.

Financial Information, page 45

14.   Please update your financial statements as required by Article 8 of Regulation S-X.

Item 17. Undertakings, page 70

15.   Please revise your undertakings to comply with the current requirements of Item 512 of Regulation S-K. In this regard, we note the references to "small business issuer" on page 71.

Signatures, page 71

16.   Please reconcile your responses to prior comments 5 and 19 that Mr. Rogers is not your CFO with exhibits 10.2, 10.3 and 10.4 which are agreements for him to provide you "CFO services."

17.   Please do not refer to the incorrect amendment in the text on your Signatures page. Also do not change the text that Form S-1 requires to appear on the Signatures page.

Exhibits

18.   Please ensure that you file complete, final, executed agreements. For example, exhibit 10.4 appears to be missing your signature and exhibit 10.6 appears to be unsigned.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm